Exhibit 99.1

VivoPower International PLC Announces LOI to Acquire 100% Ownership of GB Auto

GB Auto are Tembo’s exclusive distribution partner in Australia

Transaction expected to be completed at an enterprise value of 3.6x FY21 EBITDA (unaudited)

LONDON, December 7, 2021 (GLOBE NEWSWIRE) - VivoPower International PLC (Nasdaq: VVPR) (“Vivopower” or the “Company”) is pleased to announce that the Company has entered into a non-binding letter of intent to acquire 100% ownership of Bensley Auto Investments Pty Ltd, the parent company of GB Auto Group Pty Limited and GB Electric Vehicles Pty Ltd (collectively, “GB Auto”). GB Auto is currently VivoPower’s exclusive distributor of the Tembo e-LV Electric Cruiser and Electric HLX, and Tembo electric vehicle conversion kits, in Australia.

GB Auto is a highly respected leader in the provision of services, products and technology to fleet, heavy vehicle and mobile equipment operators in the mining, construction, transport and agriculture industries across Australia. Operating for over 35 years, with 130 employees and a fleet of 70 vehicles it has six branches in New South Wales, Australia, including a purpose-built electric vehicle facility that was opened earlier this year. GB Auto’s personnel provide maintenance, repairs and installations across five core areas of electric vehicles, auto electrical, air conditioning, light and heavy mechanical, and fire suppression. Its customer base includes multinational mining and construction companies such as BHP, Newcrest, Glencore, Peabody and Lendlease Samsung Bouygues, as well as original equipment manufacturers (“OEMs”) including Komatsu Australia, Westrac Caterpillar, Epiroc, Hitachi Construction Machinery and Liebherr Australia.

For its fiscal year ended June 30, 2021, GB Auto generated USD$22.3 million in revenue (unaudited), Adjusted EBITDA of USD$2.1 million and Net Income of USD$0.4 million (unaudited). The purchase consideration will be USD$7.6 million on a cash free debt free basis, with 75% to be paid in cash (expected to be funded from existing and new asset financing facilities) and 25% to paid in VivoPower ordinary shares upon closing. This represents an Adjusted EBITDA multiple of 3.6x.

VivoPower is finalizing due diligence and is in the process of completing definitive documents with the shareholders of GB Auto, as well as negotiating acquisition financing facilities. The Company anticipates entering into a definitive agreement with the shareholders of GB Auto and plans to disclose the terms of such definitive agreement when and if executed. The Company is working to close the transaction on, or before February 28, 2022.

Kevin Chin, Executive Chairman and CEO of VivoPower commented:

“We are looking forward to welcoming the entire GB Auto team to VivoPower having worked closely together over the past 12 months on our mission to electrify vehicle fleets in mining and other industries across Australia. GB Auto is a natural fit for VivoPower and we expect the acquisition to be both strategically and financially accretive for VivoPower as it deepens verticals within the Tembo business line.”

1 Adjusted EBITDA is a non-GAAP measure that is defined as earnings before interest, tax expense, depreciation and amortization, as further adjusted to exclude non-recurring set up costs relating to the Tembo electric vehicles project, one off gains on the sale of fleet, COVID-19 related government subsidies and derecognition of contingent liabilities that have been deemed by GB Auto to not be payable.

About VivoPower

VivoPower is a sustainable energy solutions company focused on electrification solutions for customized and ruggedized fleet applications, and solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States and the United Arab Emirates.

About GB Auto

GB Auto is a leading provider of services, products and technology to fleet, heavy vehicle and mobile equipment operators in the mining, construction, transport and agriculture industries. With six branches in New South Wales, Australia, it is a trusted advisor to OEMs, asset owners and contractors, providing maintenance, repairs and installations across five core areas of electric vehicles, auto electrical, air conditioning, light and heavy mechanical, and fire suppression.

All trademarks referenced herein are the property of their respective owners.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential timing and completion of the GB Auto acquisition including finalizing due diligence and negotiations with the shareholders of GB Auto and the formal execution of and entry into definitive documents with the shareholders of GB Auto, and the anticipated benefits of the GB Auto acquisition. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Media Enquiries

vivopower@secnewgate.co.uk

Sophie Morello / Jessica Hodson Walker / Richard Bicknell